Filed pursuant to Rule 424(b)(3)

SEC File No. 333-195028

UNITED STATES METALS INDEX FUND

19,799,960 Shares

Supplement dated January 30, 2015

To

Prospectus dated May 1, 2014, as amended July 7, 2014

This supplement contains information, which amends supplements or modifies certain information contained in the Prospectus of United States Metals Index Fund (“USMI”) dated May 1, 2014, as amended July 7, 2014. USMI is a series of the United States Commodity Index Funds Trust (the “Trust”). Please read it and keep it with your Prospectus for future reference.

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Shares of USMI will cease trading on the NYSE Arca, Inc. (“NYSE Arca”) and will be closed to purchase by investors as of the close of regular trading on the NYSE Arca on March 18, 2015 (the “Closing Date”). On March 18, 2015, USMI will cease accepting orders for Creation Baskets and Redemption Baskets. The Trust will file a post-effective amendment to the registration statement on behalf of USMI to terminate the offering of registered and unsold shares of USMI. The post-effective amendment to the registration statement will be effective on March 18, 2015.

Shareholders may sell shares of USMI prior to the Closing Date and customary brokerage charges, or Redemption Basket charges, as the case may be, may apply to these transactions. From March 18, 2015 through about March 25, 2015 (the “Liquidation Date”) there is no assurance that there will be a market for shares of USMI. Between the Closing Date and the Liquidation Date, USMI will be in the process of closing down and liquidating its portfolio. This process will result in USMI increasing its cash holdings and, as a consequence, not tracking its index, the SummerHaven Metals Index Total ReturnSM, which may not be consistent with USMI’s investment objective and strategy.

On or about the Liquidation Date, USMI will liquidate its assets and distribute cash pro rata to all remaining shareholders who have not previously redeemed or exchanged their shares. These distributions are taxable events. Once the distributions are complete, USMI will terminate.

United States Commodity Funds LLC, the sponsor of the Trust and its series, including USMI, has determined that USMI could not continue its business and operations in an economically efficient manner due to USMI’s inability to attract sufficient assets, thereby hindering its ability to operate efficiently.